UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(AMENDMENT NO. 9)
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
Celanese AG

(Name of the Issuer)
Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV-A L.P.
Blackstone Family Investment Partnership (Cayman) IV-A L.P.
Blackstone Chemical Coinvest Partners (Cayman) L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Capital Partners (Cayman) Ltd. 2
Blackstone Capital Partners (Cayman) Ltd. 3
Celanese Corporation
Crystal US Holdings 3 L.L.C.
Celanese Holdings LLC
BCP Crystal US Holdings Corp.
Celanese Caylux Holdings Luxembourg S.C.A.
BCP Holdings GmbH
BCP Acquisition GmbH & Co. KG
Celanese Europe Holding GmbH & Co. KG
Celanese Europe Management GmbH

(Name of Person(s) Filing Statement)
Ordinary Shares, no par value

(Title of Class of Securities)
D1497A101

(CUSIP Number of Class of Securities)
Curt Shaw
Celanese Corporation
1601 W. LBJ Freeway
Dallas, Texas 75234
(972) 443-4000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
Copy to:
William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017
(212) 455-2000
This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$521,787,784*	$61,247**

*	Calculated solely for purposes of determining the filing fee, in accordance with Rules 0-11(d) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The calculation of the transaction valuation assumes the purchase of 925,443 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 62.22 per share in cash pursuant to the squeeze-out transaction described herein, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on April 7, 2006 of EUR 1 = $1,2109. Such number of shares represents the difference between the number of ordinary shares issued and outstanding as of April 3, 2006 (excluding shares held by Celanese AG in treasury) and the number of shares owned by Celanese Europe Holding GmbH & Co. KG as of April 3, 2006.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2006, is equal to 0.0107% of the value of the transaction.
Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☑

Amount Previously Paid: $50,039.58	Filing Party:	Celanese Europe Holding GmbH & Co. KG (fka BCP Crystal Acquisition GmbH & Co. KG)

Form or Registration No.: Schedule 13E-3	Date Filed:	September 2, 2004

Amount Previously Paid: $9,532.42	Filing Party:	Celanese Europe Holding GmbH & Co. KG

Form or Registration No.: Schedule 13E-3 Total Amount Previously Paid: $59,572	Date Filed:	April 14, 2005

     This Amendment No. 9 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 amends and supplements the Schedule 13E-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) by (i) Blackstone LR Associates (Cayman) IV Ltd., a limited duration company organized under the laws of the Cayman Islands, (ii) Blackstone Management Associates (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iii) Blackstone Capital Partners (Cayman) IV L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (iv) Blackstone Capital Partners (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (v) Blackstone Family Investment Partnership (Cayman) IV-A L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vi) Blackstone Chemical Coinvest Partners (Cayman) L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (vii) Blackstone Capital Partners (Cayman) Ltd. 1, an exempt company organized under the laws of the Cayman Islands, (viii) Blackstone Capital Partners (Cayman) Ltd. 2, an exempt company organized under the laws of the Cayman Islands, (ix) Blackstone Capital Partners (Cayman) Ltd. 3, an exempt company organized under the laws of the Cayman Islands, (x) Celanese Corporation, a Delaware corporation, (xi) Crystal US Holdings 3 L.L.C., a Delaware limited liability company, (xii) Celanese Holdings LLC, a Delaware limited liability company, (xiii) BCP Crystal US Holdings Corp., a Delaware corporation, (xiv) Celanese Caylux Holdings Luxembourg S.C.A. (formerly BCP Caylux Holdings Luxembourg S.C.A.), a partnership limited by shares organized under the laws of the Grand Duchy of Luxembourg, (xv) BCP Holdings GmbH, a limited liability company organized under the laws of Germany, (xvi) BCP Acquisition GmbH & Co. KG, a limited partnership organized under the laws of Germany, (xvii) Celanese Europe Holding GmbH & Co. KG, a limited partnership organized under the laws of Germany (the “Purchaser”) and (xviii) Celanese Europe Management GmbH, a limited liability company organized under the laws of Germany, on April 14, 2005 (as it may be amended or supplemented from time to time, the “Schedule 13E-3”). Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 13E-3.
ITEM 4. TERMS OF THE TRANSACTION.
Item 4(a)(iii) of Schedule 13E-3 is hereby amended and supplemented by the following:
     On May 30, 2006, Celanese Corporation announced that the Purchaser, has increased the cash compensation payment in relation to the transfer of shares held by the minority shareholders of Celanese AG to Celanese Europe Holding from €62.22 to €66.99. The additional compensation reflects the increase in the publicly traded price of Celanese AG shares since setting the cash compensation at €62.22 on March 10, 2006. The resolution relating to the squeeze-out transfer at the increased price was approved by shareholders of Celanese AG at the annual shareholders meeting held on May 30, 2006.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
Item 6(c) of Schedule 13E-3 is hereby amended and supplemented by the following:
The information set forth in Item 6 above is incorporated herein by reference.
ITEM 16. EXHIBITS.
     Item 16 of Schedule 13E-3 is hereby amended and supplemented by adding the following thereto:

(a)(5)(i) Ad hoc Notice of Purchaser, dated May 30, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: June 1, 2006

BLACKSTONE LR ASSOCIATES (CAYMAN) IV LTD.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) IV L.P. By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV L.P. By: Blackstone Management Associates (Cayman) IV L.P., it general partner By: Blackstone LR Associates (Cayman) IV Ltd., its general partner
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) IV-A L.P.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) IV-A L.P.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BLACKSTONE CHEMICAL COINVEST PARTNERS (CAYMAN) L.P.
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 1
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BLACKSTONE CAPITAL PARTNERS (CAYMAN) LTD. 2
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BLACKSTONE LR CAPITAL PARTNERS (CAYMAN) LTD. 3
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

CELANESE CORPORATION
By:	/s/ James E. Shields
	Name:	James E. Shields
	Title:	Vice President & Treasurer

CRYSTAL US HOLDINGS 3 L.L.C.
By:	/s/ James E. Shields
	Name:	James E. Shields
	Title:	Vice President & Treasurer

CELANESE HOLDINGS LLC
By:	/s/ James E. Shields
	Name:	James E. Shields
	Title:	Vice President & Treasurer

BCP CRYSTAL US HOLDINGS CORP.
By:	/s/ James E. Shields
	Name:	James E. Shields
	Title:	Vice President & Treasurer

CELANESE CAYLUX HOLDINGS LUXEMBOURG S.C.A. By: Celanese Caylux Holdings Ltd., its general partner
By:	/s/ Altfried Schrader
	Name:	Altfried Schrader
	Title:	Director

By:	/s/ Volker Stroh
	Name:	Volker Stroh
	Title:	Director

BCP HOLDINGS GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

BCP ACQUISITION GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

CELANESE EUROPE HOLDING GMBH & CO. KG
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

CELANESE EUROPE MANAGEMENT GMBH
By:	/s/ Chinh Chu
	Name:	Chinh Chu
	Title:	Senior Managing Director

Exhibit Index

(a)(5)(i)	Ad hoc Notice of Purchaser, dated May 30, 2006